As filed with the Securities and Exchange Commission on December 31, 1999

Registration No. 333-80995

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 1999

or

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from  to

Commission File Number: 1-4694

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation and Voluntary Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley & Sons Company
77 West Wacker Drive
Chicago, Illinois 60601-1629

Item 1. See Item 4.

Item 2. See Item 4.

Item 3. See Item 4.

Item 4. Financial Statements and Exhibits
(a)	Financial Statements

The Donnelley Deferred Compensation and Voluntary Savings Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

(b)	Exhibit
Consent of Independent Public Accountants—Washington, Pittman & McKeever, LLC.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

R.R. DONNELLEY & SONS COMPANY

By: /s/ Jack McEnery

Jack McEnery, Vice President—Employee Benefits

Date: June 28, 2000
Exhibit Index

Exhibit Number	Description	Paper (P) or Electronic (E)
(a)	Donnelley Deferred Compensation and Voluntary Savings Plan Financial Statements as of December 31, 1999 and 1998	E

(b)	Consent of Independent Public Accountants	E
Exhibit (a)

RR DONNELLEY & SONS COMPANY
DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
Together With Independent Auditor’s Report

TABLE OF CONTENTS

Page Number
Independent Auditor’s Report	2

Basic Financial Statements
Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999	4
Notes to Financial Statements	5–8

Supplemental Information*
Schedule H-Item 4i—Schedule of Assets Held for Investment Purposes	9-12
Schedule H-Item 4j—Schedule of Reportable Transactions (Transactions or Series of Transactions in Excess of 5% of Plan Assets)	13

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Independent Auditor’s Report

To the Plan Administrator of the
Donnelley Deferred Compensation and
Voluntary Savings Plan

          We have audited the accompanying statements of net assets available for benefits of the DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN (the “Plan”) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by State Street Bank and Trust Company, the custodian of the Plan, except for comparing such information with the related information included in the 1998 financial statements and supplemental schedules. We have been informed by the Plan administrator that the custodian holds the Plan’s investment assets and executes investment transactions. The Plan administrator has obtained a certification from the custodian as of and for the year ended December 31, 1998, that the information provided to the Plan administrator by the custodian is complete and accurate.

           Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 1998. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the custodians, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

          In our opinion, the financial statements referred to above, of the DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN as of December 31, 1999, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN as of December 31, 1999, and changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

          Our audit of the Plan’s financial statements as of and for the year ended December 31, 1999, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at end of year, (2) reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WASHINGTON , PITTMAN & MC KEEVER , LLC

Chicago, Illinois
June 16, 2000

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

	1999	1998
ASSETS
INVESTMENTS, AT CURRENT VALUE:
R.R. Donnelley & Sons Company Common Stock	$ 30,236,686	$ 43,979,772
Other Common Stocks	87,412,221	96,733,703
Short-term and Collective Investment Funds	363,187,796	260,589,554
Notes and Bonds	25,824,967	37,274,734
Registered Investment Companies	12,698,754	7,889,823
Guaranteed Investment Contracts	204,536,147	192,572,346
Participant Loans	12,663,646	9,861,041

Total Investments	736,560,217	648,900,973

RECEIVABLES:
Accrued Dividends and Interest	$ 661,490	$ —
Due from Broker for Securities Sold	2,356,344	—
Participant Contributions Receivable	2,578,235	2,688,137
Employer Contributions Receivable	850,049	—
Other Receivables	5,357	—

Total Receivables	6,451,475	2,688,137

TOTAL ASSETS	743,011,692	651,589,110

LIABILITIES
Due to Broker for Securities Purchased	$ 2,715,105	$ —
Accrued Administrative Expenses and Other Liabilities	114,933	—

TOTAL LIABILITIES	2,830,038	—

NET ASSETS AVAILABLE FOR BENEFITS	$740,181,654	$651,589,110

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 1999 and 1998

	1999	1998
ADDITIONS:
Investment income—
Interest and dividend income	$ 16,733,398	$ 12,647,496
Interest Income on Participant loan	899,560	714,184

Total Investment Income	17,632,958	13,361,680

Net Realized Gain	22,575,004	9,052,479
Net Unrealized Appreciation	30,438,883	62,992,388

Net Appreciation	53,013,887	72,044,867

Contributions—
Employer contributions	5,043,253	129,085
Participant contributions	61,862,083	53,324,606
Rollover from other plans	6,130,423	5,518,045

Total Contributions	73,035,759	58,971,736

Total Additions	143,682,604	144,378,283

DEDUCTIONS:
Benefits paid to participants	54,908,486	52,109,125
Administrative expenses	181,574	166,980

Total Deductions	55,090,060	52,276,105

NET INCREASE IN NET ASSETS DURING THE YEAR	88,592,544	92,102,178
NET ASSETS, Beginning of Year	651,589,110	559,486,932

NET ASSETS, END OF YEAR	$740,181,654	$651,589,110

The accompanying notes are an integral part of the financial statements.
DONNELLEY DEFERRED COMPENSATION AND
VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999

NOTE 1—PLAN DESCRIPTION

           The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information.

Contributions

           Subject to certain limitations, members of the Plan may contribute up to 15% of pay on a before-tax basis, and up to 10% of pay on an after-tax basis. Effective July 1, 1999, the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay so that the maximum match is 1.5% of pay. The match is generally invested in the Donnelley Stock Fund. Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

           The Plan is administered by Institutional Trust Company under the terms of the Plan. The trust fund is administered pursuant to the Donnelley Deferred Compensation and Voluntary Savings Plan Trust by Institutional Trust Company (Institutional Trust). The custodian is State Street Bank and Trust Company (State Street). Investment management fees and administrative fees are paid either by the Plan or the Company.

Membership

          As of March 1, 1994, employees became eligible to participate in the Plan on the first day of employment with the Company, upon completion of one hour of service.

Vesting

           Participants are 100% vested with respect to all contributions and earnings of the Plan.

Participant Loans

           The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s accounts and bear interest at a rate equal to the rate being charged by the area banking business for similar secured loans. The interest rate for the loans during 1999 was 1% over the prime rate and ranged from a low of 8.75% to a high of 9.50%. Repayment is through payroll deductions for a maximum period of four years. Effective September 1, 1997, an administrative fee of $25 is paid by the participant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

           The financial statements of the Plan are prepared under the accrual method of accounting.

           Certain amounts in the 1998 financial statements have been reclassified for comparative purposes to conform with the presentation in the 1999 financial statements. These reclassifications have no effect on the net assets available for benefits at December 31, 1998.

Current Accounting Change

           The Plan has adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters,” which was issued in September 1999. This statement simplifies disclosure requirements, eliminating previously required disclosures for participant-directed investment programs. As a result, the Plan has eliminated “by-fund” disclosures in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, which have been restated to conform to the current presentation.

Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

           The Plan’s investments are stated at fair value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

           Benefits are recorded when paid.

NOTE 3—INVESTMENTS

           Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. The third-party administered trust fund consists of the following funds:

Equity Fund—Invests in the Equity Portfolio which invests primarily in common stocks of companies included in the Standard & Poor’s 500 Stock Index.

Income Fund—Invests in the Income Portfolio which invests in a combination of investment contracts, money market securities and short- to medium-term bonds.

Balanced Fund—Invests in the Balanced Portfolio, which consists of stocks, and high-quality fixed income securities.

Aggressive Equity Fund—Invests in the Aggressive Equity Portfolio, which invests in stocks of companies considered to have strong growth potential over the next several years.

International Equity Fund—Invests in the International Equity Portfolio, which invests in equity securities of companies headquartered outside of the United States.

Lifestage Conservative Fund—Invests 55% in the Income Portfolio, 35% in the Balanced Portfolio and 10% in the Equity Portfolio.

Lifestage Moderate Fund—Invests 30% in the Income Portfolio, 35% in the Balanced Portfolio, 15% in the Equity Portfolio, 10% in the International Equity Portfolio and 10% in the Aggressive Equity Portfolio.

Lifestage Aggressive Fund—Invests 35% in the Balanced Portfolio, 25% in the Equity Portfolio, 20% in the International Equity Portfolio and 20% in the Aggressive Equity Portfolio.

The Donnelley Stock Fund—Invests primarily in the Company’s common stock.

           The fair value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 1999, is as follows:

Current Value
Invesco IRT 500 Index Fund	$258,198,184
Invesco Var. Invt. Fds. Inc.	50,750,633

           During 1999, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated in value by $53,013,887 as follows:

R.R. Donnelley & Son Company Common Stock	$(18,992,357)
Other Common Stocks	3,254,639
Short-term and Collective Investment Funds	64,577,434
Notes and Bonds	961,546
Registered Investment Companies	3,212,625

$53,013,887

NOTE 4—INVESTMENT CONTRACTS

          In 1999 and prior years, the Plan entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract plus earnings less participant withdrawals and administrative expenses.

           There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield and crediting interest rates for all such contracts was approximately 6.53% for 1999. The crediting interest rate generally cannot be less than the contract rate.

NOTE 5—INFORMATION CERTIFIED BY CUSTODIAN

           The plan administrator has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the Plan’s custodian, State Street, has certified that the following data included in the accompanying financial statements and schedules is complete and accurate:

•	Investments, as shown in the 1998 statements of net assets available for benefits.

•	Investment income as shown in the 1998 statement of changes in net assets available for benefits.

           The Plan’s independent accountants did not perform auditing procedures with respect to this information, except for comparing such information to the related information included in the financial statements and schedules.

NOTE 6—RECONCILIATION TO FORM 5500

           The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	1999	1998
Net assets available for Plan benefits per the financial statements	$740,181,654	$651,589,110
Less: Participant withdrawals payable	—	(468,549)

NET ASSETS AVAILABLE FOR PLAN BENEFITS PER THE FORM 5500	$740,181,654	$651,120,561

           The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 1999 and 1998:

	1999	1998
Participant withdrawals per the financial statements	$54,908,486	$52,109,125
Add: Amounts allocated to withdrawing participants at December 31, 1999 and 1998, respectively	—	468,549
Less: Amounts allocated to withdrawing participants at December 31, 1998 and 1997, respectively	(468,549)	(857,954)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$54,439,937	$51,719,720

           Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 7—TAX STATUS OF THE PLAN

           The Internal Revenue Service has determined and informed the Company by a letter dated September 7, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8—FUTURE CONTRACTS

           The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes.

           The Plan owns shares in commingled international equity funds. The managers of these funds may, from time to time, use currency futures and forward contracts to manage the fund’s currency position.

           The Plan also invests in a commingled domestic equity fund. The manager of this fund has the authority to invest in Standard & Poor’s 500 futures to create exposure to equity securities as part of the fund’s cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 9—PLAN MERGER

          On January 2, 1998, the assets of the Donnelley Tax Credit Stock Ownership Plan were transferred in conjunction with its merger into the Plan, effective December 31, 1997.

NOTE 10—PLAN TERMINATION

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 11—RELATED PARTY TRANSACTIONS

           Certain Plan investments available in the Plan are units in a collective trust fund managed by Institutional Trust. The Plan also invests in guaranteed investment contracts managed by State Street. Additionally, the Plan invests in the Company’s common stock.

           Institutional Trust administers the Plan, State Street is the custodian, and the Company is the sponsor. Therefore, these transactions are party-in-interest transactions. However, they are exempt from the prohibited transaction rules of ERISA.
DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

SCHEDULE H—ITEM 4i.—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

Schedule I

No. of Shares or Units	Description	Cost	Current Value

Company Stock

*1,218,607 shares	R.R. Donnelley & Sons Company Common Stock	$16,131,359	$30,236,686

Other Common Stocks

13,300 shares	Bank America Crop	823,714	667,494
24,500 shares	Chase Manhattan Corp.	1,621,255	1,903,344
20,000 shares	Citigroup	853,643	1,111,250
20,000 shares	First Union Corp.	1,152,070	656,250
22,000 shares	Fleet Boston Financial Group	845,779	765,875
20,000 shares	National City Corp.	573,674	473,750
*8,000 shares	State Street Corp.	577,590	584,500
43,000 shares	DeLuxe Corp	1,490,617	1,179,813
30,000 shares	First Data Corp	1,141,518	1,479,375
54,000 shares	Office Depot Inc.	1,137,965	590,625
20,000 shares	Emerson Electric Co.	588,967	1,147,500
10,000 shares	General Electric Co.	289,525	1,547,500
15,000 shares	Grainger W.W. Inc.	762,309	717,188
10,000 shares	Johnson Controls Inc.	587,976	568,750
11,000 shares	Tyco Intl. Ltd	450,678	427,625
14,000 shares	York International Corp.	653,869	384,125
20,000 shares	Illinois Tool Works Inc.	1,361,745	1,351,250
30,000 shares	Ford Motor Co.	558,355	1,603,125
40,000 shares	Liz Claiborne Inc.	1,316,032	1,505,000
12,000 shares	Anheuser Busch Co. Inc.	845,910	850,500
26,000 shares	Pepsico Inc.	757,532	916,500
40,700 shares	Supervalue Inc.	758,047	814,000
4,000 shares	Procter & Gamble	389,110	438,250
45,000 shares	Philip Morris Cos. Inc.	1,244,283	1,043,438
47,000 shares	Mattel Inc.	1,356,846	616,875
32,000 shares	McDonald’s Corp.	507,408	1,290,000
18,000 shares	Gannett Inc.	635,824	1,468,125
15,820 shares	Amoco PLC	323,923	938,324
35,423 shares	Exxon Mobil Corp	2,667,401	2,853,747
20,000 shares	Royal Dutch Pete Co.	406,311	1,208,750
15,600 shares	Baker Hughes Inc.	423,557	328,575
14,020 shares	Associates First Capital Corp.	253,065	384,674
27,300 shares	Federal National Mortgage Assn.	684,567	1,704,544
32,000 shares	Household Intl. Inc.	1,442,977	1,192,000
20,000 shares	Marsh & McLennan Cos. Inc.	574,421	1,913,750
No. of Shares or Units	Description	Cost	Current Value
11,000 shares	Morgan Stanley Dean Witter & Co.	969,980	1,570,250
29,000 shares	American General Corp.	1,003,037	2,200,375
8,000 shares	American International Group Inc.	768,271	865,000
34,000 shares	MGIC Investment Corp.	1,941,884	2,046,375
26,500 shares	American Home Products Corp.	606,826	1,045,094
38,000 shares	Bristol Myers Squibb Co.	931,285	2,439,125
13,500 shares	Johnson & Johnson	1,312,286	1,257,188
30,000 shares	Abbott Labs	461,604	1,089,375
16,000 shares	Eli Lilly & Co.	229,437	1,064,000
30,500 shares	Merck & Co. Inc.	606,433	2,045,406
16,000 shares	Schering Plough Corp.	792,730	675,000
7,600 shares	Textron Inc.	586,302	582,825
7,000 shares	Dow Chemical Co.	840,871	935,375
30,000 shares	Kimberly Clark Co.	1,142,475	1,957,500
12,000 shares	Nucor Corp.	650,969	657,750
3,500 shares	Costco Wholesale Corp.	231,000	319,375
20,000 shares	Dillards Inc.	674,943	403,750
34,000 shares	Rite Aid Corp.	491,682	380,375
32,000 shares	Lowes Cos. Inc.	622,985	1,912,000
14,000 shares	United Technologies Corp.	825,482	910,000
12,800 shares	ADC Telecommunications Inc.	619,201	928,800
28,900 shares	Cadence Design Systems Inc.	383,120	693,600
33,375 shares	Computer Assoc. Intl Inc.	507,534	2,334,164
27,300 shares	Compuware Corp.	832,355	1,016,925
9,000 shares	Microsoft Corp.	845,599	1,050,750
20,000 shares	Oracle	372,345	2,241,250
21,000 shares	Hewlett Packard Co.	470,257	2,392,688
20,000 shares	IBM	371,655	2,159,999
24,000 shares	Xerox Corp.	631,507	544,500
26,000 shares	Adaptec Inc.	898,793	1,296,750
25,000 shares	Intel Corp	1,647,030	2,057,812
4,000 shares	Texas Instruments Inc.	316,620	387,500
22,000 shares	Norfolk Southern Corp.	485,022	451,000
11,000 shares	Unicorn Corp.	273,643	368,500
31,000 shares	AT&T Corp	1,427,320	1,573,250
5,000 shares	Alltel Corp.	392,003	413,438
16,000 shares	GTE Corp.	1,209,122	1,129,000
44,550 shares	MCI WorldCom Inc.	2,371,925	2,363,933
43,428 shares	SBC Communications Inc.	1,454,322	2,117,114
13,500 shares	Sprint Corp.	893,177	908,719

	Total Other Common Stocks	62,151,495	87,412,221

Short-term and Collective Investment Funds

	Money Market Funds—
18,320,934 units	SSGA Money Market Fund	18,320,934	18,320,934
4,985,904 units	Merrill Lynch & Co. Inc. MMI	4,985,904	4,985,904

		23,306,838	23,306,838

	Common/Collective Funds—
12,283,100 units	Norwest Bank, 7.150%	12,283,100	12,283,100
No. of Shares or Units	Description	Cost	Current Value
*7,402,471 units	Invesco IRT 500 Index Fund	231,992,665	258,198,184
457,112 units	Capital Guardian Intl. Equity Fund	12,485,590	17,283,390
*2,725,598 units	Invesco Var Invt Fds. Inc.	37,094,461	50,750,633
700,000 units	Chase Manhattan Cr Card NIT 7.04%, 2/15/05	726,988	701,526
700,000 units	Discover Card Master Tr 5.60% 5/15/06	706,535	664,125

		295,289,339	339,880,958

	Total Short-term and Collective Investments	318,596,177	363,187,796

Notes and Bonds

	U.S. Treasury Obligations—
600,000 units	United States Treas BDS, 9.375%, due 2/15/06	710,134	682,968
1,000,000 units	United States Treas BDS, 9.250%, due 2/15/16	1,120,781	1,234,530
1,000,000 units	United States Treas BDS, 8.125%, due 8/15/19	1,174,063	1,139,530
900,000 units	United States Treas BDS, 8.000%, due 11/15/21	1,073,672	1,021,356
1,000,000 units	United States Treas BDS, 7.250%, due 8/15/22	943,364	1,054,220
1,000,000 units	United States Treas BDS, 7.625%, due 2/15/25	1,275,153	1,108,280
1,300,000 units	United States Treas NTS, 7.500%, due 5/15/02	1,383,312	1,334,528
900,000 units	United States Treas NTS, 6.250%, due 2/15/03	949,781	897,327
1,150,000 units	United States Treas NTS, 7.250%, due 5/15/04	1,264,760	1,184,684
300,000 units	United States Treas NTS, 6.500%, due 8/15/05	296,719	300,000
300,000 units	United States Treas NTS, 7.750%, due 2/15/01	316,172	304,875

		10,507,911	10,262,298

	Corporate Debt: Preferred—
500,000 units	Duke Pwr Co Mm., 6.125%, due 7/22/03	479,650	485,855
1,000,000 units	Allstate Corp., 7.500%, due 6/15/13	1,096,200	976,110
300,000 units	Commercial Cr. Group Inc., 6.200%, due 11/15/01	293,541	295,926
1,000,000 units	General Motors Accp. Corp. 5.50% 1/14/02	997,930	971,650
300,000 units	National City Corp., 7.200%, due 5/15/05	300,717	296,163
400,000 units	National Rural Utils Corp 6.55% 11/1/18	414,140	354,060
600,000 units	National Rural Utils Corp 5.70% 1/5/10	600,000	527,556
300,000 units	Nationsbank Corp., 5.375%, due 4/15/00	297,174	299,313
1,000,000 units	Norwest Financial Inc. 5.625%, due 2/3/09	995,920	875,940
1,000,000 units	Suntrust BKS Inc., 6.250%, due 6/01/08	1,002,780	922,280
1,000,000 units	Travelers PPTY CAS Corp., 6.750%, due 11/15/06	1,035,680	965,860
1,000,000 units	Anheuser Busch Cos Inc., 5.375%, due 9/15/08	990,220	875,080
700,000 units	Carnival Corp., 6.150%, due 4/15/08	698,187	627,060
500,000 units	Disney Walt, 6.375%, due 3/30/01	500,525	498,030
800,000 units	Ford Mtr Co Del., 6.500%, due 8/01/18	795,832	702,232
900,000 units	PPG Inds. Inc. 6.75%, due 8/15/04	896,580	875,943
275,000 units	Rockwell Intl Corp., 6.625%, due 6/01/05	275,501	269,082
1,000,000 units	Vulcan Materials Co. 6.000%, due 4/l/09	999,650	889,600
600,000 units	AT&T Corp 6.500%, due 3/15/29	593,616	514,014
1,000,000 units	BellSouth Telecom. 6.250% 5/15/03	997,600	978,930
800,000 units	Cooper Inds. Inc. 6.66% 11/1/05	832,032	771,416

		15,093,475	13,972,100

No. of Shares or Units	Description	Cost	Current Value
	Corporate Debt—Other
1,000,000 units	Mobil Oil Canada Ltd. 5.00%, due 12/21/04	935,710	912,933
700,000 units	Wachovia Bank of NC 7.00%, due 10/17/08	736,260	677,636
		1,671,970	1,590,569

	Total Notes and Bonds	27,273,356	25,824,967

Registered Investment Company

899,345 shares	Brinson Funds, Inc.	11,340,473	12,698,754

	Total Registered Investment Companies	11,340,473	12,698,754

Guaranteed Investment Contracts

6,236,603 units	Allstate Life Ins. Co., 5.750%	6,236,603	6,236,603
3,400,596 units	John Hancock Mutual Life, 6.600%	3,400,596	3,400,596
19,458,126 units	John Hancock Mutual Life, 7.140%	19,458,126	19,458,126
7,536,681 units	Bankers Trust Basic GIC, 7.250%	7,536,681	7,536,681
13,785,539 units	Bankers Trust Basic GIC, 7.660%	13,785,539	13,785,539
31,834,594 units	Monumental Life Inc. Co. GIC 6.68%	31,834,594	31,834,594
14,379,145 units	Continental Assurance, 6.740%	14,379,145	14,379,145
14,103,791 units	Metropolitan Life Ins. GIC 6.74%	14,103,791	14,103,791
6,063,413 units	Metropolitan Life Ins. GIC 6.84%	6,063,413	6,063,413
2,565,205 units	New York Life Insurance Co., 5.630%	2,565,205	2,565,205
9,164,994 units	Chase Manhattan Bank GAM 6.00%	9,164,994	9,164,994
7,732,647 units	Continental Assurance, 6.710%	7,732,647	7,732,647
6,095,100 units	G.E. Life & Annuity Asr. 6.74%	6,095,100	6,095,100
5,030,692 units	Jackson National Life, 5.070%	5,030,692	5,030,692
2,257,077 units	Rabobank Nederland, 7.460%	2,257,077	2,257,077
3,069,190 units	Rabobank Nederland, 6.390%	3,069,190	3,069,190
1,699,219 units	Rabobank Nederland, 6.340%	1,699,219	1,699,219
*31,590,094 units	State Street Bank and Trust, 5.440%	31,590,094	31,590,094
*7,003,495 units	State Street Bank and Trust l/l/99 Contract	7,003,495	7,003,495
5,616,210 units	UBS AG 6.97%	5,616,210	5,616,210
500,000 units	Federal Home Ln Bks 5.50% 7/1	500,313	497,890
336,036 units	Fed HM LN PC, 6.500%, due 7/01/01	332,440	333,953
497,222 units	Fed HM LN PC, 7.000%, due 1/01/27	483,005	481,992
251,882 units	Fed HM LN PC, 8.000%, due 10/01/10	259,596	255,227
1,164,446 units	Fed HM LN PC, 6.000%, due 1/01/29	1,100,584	1,065,829
960,025 units	FNMA POOL #242712 7.50% 8/l/29	964,225	949,225
652,121 units	FNMA POOL #313097 6.50% 5/l/26	617,681	619,104
150,905 units	FNMA POOL #313136 8.500%, due 3/01/10	156,601	153,821
149,087 units	FNMA POOL #449664 7.500%, due 11/01/28	153,700	147,410
143,448 units	GNMA POOL #354668 6.500%, due 10/15/08	147,258	140,200
149,166 units	GNMA POOL #366622 7.000%, due 10/15/08	155,879	147,627
162,996 units	GNMA POOL, 6.000%, due 11/15/08	165,187	156,584
412,997 units	GNMA POOL, 7.500%, due 3/15/26	414,739	408,739
550,629 units	GNMA POOL, 8.000%, due 10/15/28	574,203	556,135

	Total Guaranteed Investment Contracts	204,647,822	204,536,147

	PARTICIPANT LOANS
	(Interest rates range from 8.75%—9.50%)	12,663,646	12,663,646

	Total Assets Held For Investment Purposes	$652,804,328	$736,560,217

            *A party-in-interest to the Plan

DONNELLEY DEFERRED COMPENSATION
AND VOLUNTARY SAVINGS PLAN

SCHEDULE H—ITEM 4j.—SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1999

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

Schedule II

Purchases	Sales
Purchase Price	Cost of Assets	Selling Price	Net Gain (Loss)

           There were no reportable transactions for the year ended December 31, 1999.